EXHIBIT 99.1

NXT Energy Solutions Announces Intention to Seek Shareholder Approval for Stock Option Extensions

CALGARY, Alberta, June 20, 2017 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX:SFD) (OTCQB:NSFDF) announces that certain insiders of the Company have agreed to refrain from exercising certain stock options they hold which are currently “in the money”, for a period of 12 months in order to help the Company to maintain an orderly market for its securities.  The relevant stock options are scheduled to expire within the next 90 days and, in consideration for the agreement to refrain from the exercise, the Company has agreed to extend the expiration date of all options that are due to expire in the next 90 days, until December 31, 2018.

The Company’s stock option plan requires that the extension of the options must be approved by the shareholders of the Company.  In addition, TSX rules require that the votes of securities held directly or indirectly by insiders benefiting directly or indirectly from the option extensions must be excluded from such approval.  The Company intends to table a resolution for such disinterested shareholder approval of the option extensions at its upcoming annual shareholder meeting to be held on Wednesday, June 21, 2017.

The details of the option extensions to be voted upon are as follows:

Date of Expiry	Exercise Price	Number of Options Outstanding
18th July 2017	$0.75	345,000
23rd July 2017	$0.86	480,000
15th August 2017	$1.20	300,000
23rd August 2017	$0.86	20,000

Management intends to rely on its discretionary authority granted in proxies currently being solicited in conjunction with the Company’s Management Information Circular dated May 16, 2017 to vote in favour of the proposed extensions.  The vote will take place by way of a ballot and all votes cast by any of the option holders affected by the extension will be excluded from the ballot tally.

A copy of the Management Information Circular has been filed on SEDAR and is available at www.sedar.com.

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT Energy are described in its most recent MD&A for the year ended December 31, 2016 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the OTC QB Markets accept responsibility for the adequacy or accuracy of this release.

For further information, please contact:

Bev Stewart
V-P Finance & CFO
NXT Energy Solutions Inc.
403-206-0807
nxt_info@nxtenergy.com
www.nxtenergy.com

Kin Communications
Investor Relations
1-866-684-6730 / 604-684-6730
sfd@kincommunications.com